551 Fifth Avenue • Suite 300 New York, NY 10176 Telephone: 212-297-9871 Facsimile: 866.422.0963 e-mail: jim.lusk@abm.com James S. Lusk Executive Vice President and Chief Financial Officer
VIA EDGAR
March 12, 2010
Division of Corporation Finance
Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549
Attention: Jessica Barberich, Assistant Chief Accountant

RE:	ABM Industries Incorporated Form 10-K for the year ended October 31, 2008 Filed on December 22, 2008 Form 10-K for the year ended October 31, 2009 Filed on December 22, 2009 File No. 001-08929
Ladies and Gentlemen:
On behalf of ABM Industries Incorporated (the “Company”, “ABM”, “we” or “our”), this letter responds to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission in a letter dated February 23, 2010 with respect to the above-referenced filings. All references to years made in the responses are based on the Company’s fiscal year that ends on October 31. For your convenience, our responses are keyed to the comments in the Staff’s letter.
General
1.	Please note that our review of your responses to certain outstanding comments is still in process as we await the additional information requested during our teleconference on February 17, 2010.
Response
During our teleconference on February 17, 2010, you requested additional information related to (i) the methodology we used to measure the amount of the impairment of deferred IBM transition costs during the fourth quarter of 2008, (ii) whether we were engaged in a process to sell our Lighting business during the period leading up to the issuance of our October 31, 2007 consolidated financial statements, and (iii) further support for the assumptions we used in estimating the fair value of our Lighting reporting unit during step 1 of our goodwill impairment test as of October 31, 2007.

Measurement of the Impairment of Deferred IBM Transition Costs
As of October 31 2008, the remaining unamortized deferred IBM transition costs (prior to the write-off) were $3.5 million. We measured impairment to be the proportion of the remaining services that were expected to be terminated. The resulting write-off of approximately $2.5 million (or 71% of the remaining unamortized deferred transition costs) was calculated as follows:

	October 31, 2008
	(dollars in millions)
Total future contractual payments under IBM Master Professional Services Agreement (1)	$73.9	(a)
Less: Estimated future payments related to services expected to be retained (2)	(21.6)

Estimated future payments related to services expected to be terminated	$52.3	(b)

Percentage of remaining services that were expected to be terminated	71%	(b)/(a)

(1)
This amount was based on the then-current contractual arrangement with IBM (prior to its subsequent amendment) and agrees with our commitment disclosure included in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations of our Form 10-K for the year ended October 31, 2008, page 25.

(2)
This amount represents our estimate of the contractual payments that were expected to be made under the amended arrangement, based upon the status of the then-ongoing negotiations with IBM. As disclosed on page 59 of our Form 10-K for the year ended October 31, 2009, the Company and IBM entered into an amended and restated agreement effective March 1, 2009. Based upon the amended agreement, the services that were retained were not materially different than our estimate.

Discussions Concerning our Lighting Business
At the Staff’s request, we conducted additional interviews with, among others, the Company’s Chief Executive Officer and the President of the Company’s facility services businesses (which included our Lighting operations), and have reviewed available documentation (e.g., board of director minutes in 2007 and early 2008) to corroborate these discussions. These procedures corroborated our prior statement to the Staff that we were not engaged in a process to sell our Lighting business during 2007 and through the date of issuance of our 2007 consolidated financial statements (December 21, 2007). We did not hire an outside firm to locate prospective buyers. We did not have any agreements (verbal or written) with any third-parties with respect to a sale of the Lighting business nor did we contact any parties to propose a sale of our Lighting business. Except as previously disclosed to the Staff, we did not have any informal or formal offers related to our Lighting business. Any discussions that we had were informal and unsolicited.
As stated in our conference call on February 17, 2010, our discussions with Sylvania Lighting Services Corp (“Sylvania”) concerning the sale transaction commenced after we issued our Form 10-K for the year ended October 31, 2007. Further, considering the strength of the buyer and that the timing of these discussions coincided with our 2008 strategy to reduce indebtedness resulting from our large acquisition in November 2007, we decided to negotiate the sale of the Lighting business to Sylvania at that time.

Assumptions Used in Estimating the Fair Value of Lighting as of October 31, 2007
The following discussion updates our January 15, 2010 response to include additional support for the revenue, cost of goods sold, sales and marketing and general and administrative expense assumptions used in our estimate of the fair value of our Lighting reporting unit as of October 31, 2007.
Revenues
For the period from 2004 to 2005, Lighting revenues increased 3.7% from $112.1 million to $116.2 million. Thereafter, revenues decreased 1.5% to $114.5 million in 2006 and decreased further by 0.2% to $114 million in 2007. Sales for the historical periods mentioned decreased primarily due to decreased service contracts and lower project-based business partially attributable to:
•
The effect of the Energy Policy Act of 2005 (“EPACT”). The EPACT contained provisions which made certain types of energy improvements made in 2006 and 2007 eligible for tax deductions. As a result, potential customers re-evaluated their lighting services in light of the new EPACT, which the Company believes resulted in a longer than normal decision making process that delayed purchases.

•	The Company was shifting sales strategies to focus on higher margin project-based business. Revenues were impacted by a 12-18 months sales cycle associated with these larger project based jobs.
Revenue was estimated to increase from $114.0 million in 2008 to $224.3 million in 2018. On a year-over-year basis, revenue growth was expected to decline 0.2% in 2008 and increase 7.0% annually for the period from 2009 through 2018. As of October 31, 2007, it was expected that the Lighting reporting unit would continue to diversify its traditional service and maintenance business into the higher margin project-based business. Specifically, the Lighting business would market its lighting solutions to customers based on cost savings that could be realized through significant recent advances in lighting technology such as energy efficient low and high-bay fixtures and various LED applications. Overall, it was expected that resulting energy savings realized by the customer from the installation of these technologies would partially or entirely offset the amounts paid by the customers for such services. This expectation was based upon the then-current energy crisis in the U.S., especially in California. It was estimated that the minimal payback period and strong return on investment associated with these projects would be influential and attractive to the customer base, and would have a substantial positive impact on revenues for five years. The Company began implementing the project-based focus and strategy in 2007. As a result of this strategy shift, in mid 2008, the Company was successful in closing and executing higher margin project-based business to the following customers:

Project Name	Contract Value ($000)
• City of El Paso LED Traffic Signal Upgrade	$2,056
• Terminal One (JFK Airport) Lighting Upgrade	$1,934
• El Paso Independent School District Lighting Upgrade	$1,715
• Arlington Independent School District Lighting Upgrade	$1,300
• Basha’s Grocery Lighting Upgrade	$850
• Kern County Prison Lighting Upgrade	$795
• Texas A&M Lighting Upgrade	$500

Additionally, the sales initiative was further supported by EPACT, which was anticipated to provide rebates and tax benefits to companies that completed energy-efficient upgrade projects. The original policy covered projects completed through December 2007 and was subsequently amended to include energy efficient projects completed through 2008. However, it was believed that the lack of clarification surrounding the calculation of the actual tax benefits and rebates had delayed the purchasing decisions of customers by up to six months into 2008.
The expected improvements in revenue over the period from 2009 through 2018 were supported by several sales opportunities being pursued for one-time project proposals with strong buy signals and high probabilities of closing. Many of these contracts were won during or after the sale of Lighting in October 2008, and were completed by the successor company as follows:

Project Name	Proposal Value ($000)
• San Diego Gas & Electric — Various Naval Lighting Upgrades	$6,000
• Plano Independent School District Lighting Upgrade	$5,800
• Publix Supermarkets LED Upgrades	$2,450
• Winn Dixie LED and Lighting Upgrades	$2,100
• AT&T Lighting Upgrade	$1,400
• Vandenberg Air Force Base Lighting Upgrade	$1,350
• City of Inglewood Lighting Upgrade	$1,200
• SAIC/DECA Lighting Upgrade	$1,200
Cost of Goods Sold (COGS)
COGS as a percentage of revenue, was estimated to decline from 74.8% in 2008 to 73.8% in 2009, before decreasing over the period of projection to 72.7% in 2020. The drivers of the expected COGS declines as a percentage of revenue were as follows:
•
As discussed above, the Lighting reporting unit was expected to diversify and transition its service portfolio to include more project-based solutions that would yield higher margins as compared to its traditional maintenance business. Specifically, it was expected that Lighting reporting unit would be able to increase prices to its customers for project-based solutions on the basis that those higher prices would subsequently be partially or entirely offset by lower future energy costs by the customer.

•	It was expected that the Lighting reporting unit would continue to restructure its organization to better align Lighting personnel with their positions.

•
The Lighting reporting unit was expected to continue to achieve labor efficiency improvements from enhanced technology platforms. These platforms included global positioning system (GPS)-based technology that would improve route based driving efficiencies, along with dispatching and time management technology enhancements through the use of hand-held computers.

•
The Lighting unit had a successful historical track record of negotiating lower material costs from manufacturer partners for each contract period. The cost of material accounted for approximately 35% of each revenue dollar, a significant portion of COGS. These trends were expected to continue in 2009 and beyond. Historical examples include a 3% aggregate price decrease (over 2006 rates) on certain inventory from its primary manufacturing partner at the beginning of 2007 and a 14% decrease (between 2006 and 2007) on major ballast and transformer prices with its primary ballast supplier.

Sales and Marketing
Sales and Marketing expenses as a percentage of revenue were estimated to decrease over the estimation period from 5.1% in 2008 to 2.5% in 2020. The expected decrease in selling and marketing was related to the expectation that the Lighting reporting unit would continue to diversify and transition its traditional service and maintenance business into a project-based business, as noted above. This transition from a maintenance-based to a project-based business was expected to result in the future elimination of approximately 22 sales and related management positions since a project-based business requires fewer day to day account managers and sales representatives. Further, the project-based sales pursued by the Company generated substantially higher revenue on a per job basis than maintenance-based jobs. As a result, fewer sales positions would be required as the Company shifted to these project-based jobs with higher revenue.
General and Administrative
General and Administrative expenses as a percentage of revenue were projected to decline over the estimation period from 17.0% in 2008 to 9.5% in 2020. The projected decline reflected our expectations that: (i) project-based revenues would increase over the estimation period with minimal increase in related overhead costs since the overhead cost structure of the Lighting business was relatively fixed; (ii) management positions would be eliminated as a result of the transition from a maintenance-based to a project-based business discussed above; and (iii) the Company would implement hand-held computer devices for field technicians that would allow for the consolidation and centralization of the major back-office processes. In the then-current state, many of the Lighting unit’s back-office processes were manual in nature and heavily dependent on hard-copy service orders. The hand-held units would allow this data to be captured, recorded and transmitted electronically, minimizing and in many cases eliminating the need for paper-based workflow (Lighting completed over 200,000 individual work-orders annually). Processes that were slated to be consolidated and centralized based on the implementation of this technology included billing and collections, work order dispatch and management, accounts payable and payroll. This consolidation would reduce the general and administrative headcount required to operate the business. The Company has successfully implemented effective cost control measures at other segments, most recently in our Janitorial segment, which contributed to significant reductions in general and administrative expenses in 2009 and the first quarter of 2010.
We recall that the Staff asked about our awareness of Lighting’s financial performance after our disposal. We inform the Staff that we do not have reliable visibility into how the buyer is operating the business, or its financial performance.

Form 10-K for the year ended October 31, 2009
Financial Statements and Notes
Note 2 — Basis of Presentation and Summary of Significant Accounting Policies
Trade Accounts Receivable Allowances, page 46
2.
Your response to comment one includes a discussion of a $3.8 million specific reserve and an $8.7 million reserve related to bad debts and sale allowances. Reconcile this characterization with your accounting policy disclosure and the amounts reported in your Schedule of Consolidated Valuation Accounts on page 74. Additionally, we note that your Schedule of Consolidated Valuation Accounts reflects a significant increase in charges to costs and expenses in your sales allowance during 2009. We further note that your accounting policy states that the sales allowance estimate is based on an analysis of the historical rate of sales adjustments. Please describe the reasons for the increase in sales allowances during 2009 and your assessment for the adequacy of the reserve as of October 31, 2009.

Response
In order to address your comment above, it is important to clarify the following facts, none of which impact our assessment of the adequacy of our historical reserves:
•
As noted below, the schedule of Consolidated Valuation Accounts for the year ended October 31, 2008 was not adjusted for an immaterial reclassification of $1.0 million between the allowance for doubtful accounts and sales allowance balances. The classification error was identified prior to the filing of our Form 10-K for the year ended October 31, 2008. We concluded that this adjustment was not material as of October 31, 2008 since it had no impact on accounts receivable, the total allowance for doubtful accounts balance or the presentation in the consolidated financial statements.

•
In our responses to the Staff dated November 20, 2009 and January 15, 2010, we unintentionally stated that the specific reserves were $3.8 million. The specific reserves were $5.2 million at October 31, 2008. The noted difference had no impact on the total allowance for doubtful accounts balance and only impacted the classification of the total allowance for doubtful accounts between specific and general bad-debt reserves in our responses to the Staff.

A reconciliation of our allowance for doubtful accounts and sales allowance to the schedule of Consolidated Valuation Accounts at October 31, 2008 is as follows:

		Amount per
		Schedule of
	As of	Consolidated
	October 31,	Valuation
(in thousands)	2008	Accounts	Difference
Specific bad-debt reserve	$5,249
General bad-debt reserve	2,375

Allowance for doubtful accounts	$7,624	$8,648	$1,024
Sales allowance	4,842	3,818	(1,024)

Total allowances	$12,466	$12,466	$—

The general bad-debt reserve is estimated based on an analysis of the historical rate of credit losses or write-offs as a percentage of gross accounts receivable, net of specific reserves. The general bad-debt reserve analysis performed in 2008 concluded that a 0.5% reserve of gross accounts receivable, net of specific reserves was appropriate, which is consistent with our recorded reserve as follows:

(in thousands)
General bad-debt reserve balance at October 31, 2008		$2,375	(a)
Gross accounts receivable	$485,729
Less specific reserve	(5,249)	480,480	(b)

General bad-debt reserve percentage		0.5%	(a)/(b)

The sales allowance is estimated based on an analysis of the historical rate of sales adjustments (credit memos, net of re-bills). Sales adjustments result from, among other things, client vacancy discounts, job cancellations, property damage and billing errors. The sales allowance analysis performed in 2008 concluded that a 1.0% reserve of gross accounts receivable was appropriate, which is consistent with our recorded reserve as follows:

(in thousands)
Sales Allowance balance at October 31, 2008	$4,842
Gross accounts receivable	485,729

Sales allowance percentage	1.0%

Given the clarifying facts above, there was not an increase in sales allowances during 2009. The methodology to calculate the sales allowance for 2009 was consistent with the methodology applied in the prior years, which was based upon an analyses of historical sales adjustments (credit memos, net of re-bills).
Prior to our 2009 accounting system upgrade, issued credit memos and re-bill invoices were classified as charges to costs and expenses in the schedule of Consolidated Valuation Accounts on a net basis (e.g., credit memos less re-bills). As result of the accounting system upgrade in 2009, issued credit memos and re-bill invoices were presented on a gross basis (due to the functionality of the new system). Therefore, the basis of presentation of charges to costs and expenses and write-offs net of recoveries changed in 2009. There has not been a meaningful change in the historical rate of sales adjustments and related sales allowance. We propose to correct, in future filings, the presentation of the historical amounts and add footnote disclosure to the schedule of Consolidated Valuation Accounts explaining the effect of the system change on reported data.

Note 11- Commitments and Contingencies
Contingencies, Page 61
2.	We note that your response to comment seven contradicts your disclosure which states that the claim was settled in the year ended October 31, 2008. Please advise.
Response:
We inadvertently disclosed in the Form 10-K for the year ended October 31, 2009, page 61 that the claim was settled in the year ended October 31, 2008 instead of the year ended October 31, 2009. It should be noted that the correct settlement date was properly disclosed in Item 3, Legal proceedings , page 13 of Form 10-K for the year ended October 31, 2009 and in the Forms 10-Q for the quarterly periods ending January 31, 2009 — page 13; April 30, 2009 — page 14; and July 31, 2009 — page 16. We have also made the proper disclose in the Form 10-Q for the quarterly period ending January 31, 2010 — page 13.
On behalf of the Company, the undersigned hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Securities and Exchange Commission;

•
Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to any of the information in this letter, you can telephone me at 212-297-9781. My fax number is 866-422-0963.
Very truly yours,
/s/ James Lusk
James Lusk
Executive Vice President & Chief Financial Officer